UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, May 31, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

On March 21, 2018, Promoción Inmobiliaria del Sur S.A. ("Prinsur") referred a conditional binding offer for the acquisition of certain properties, owned by Inmobiliaria Almonte S.A.C. ("Almonte") - subsidiary of VIVA GYM S.A. -, which are part of the industrial and logistics center project called "Almonte" ("Almonte Land"), located in the district of Lurín, province and department of Lima. The purchase price offered was US $ 100'000,000.00. Almonte accepted the offer on March 22, 2018 (this acceptance was communicated to the market the same day).

Within the framework of this offer, we comply to inform as a Relevant Information Communication that today, Almonte ssuscribed (i) a contract of sale with Prinsur, by which the parties agreed to transfer one property from the Almonte Land and (ii) a commitment to contract the remaining properties of the Almonte Land.

The property subject to the contract of sale has an area of 4'208,769.24 square meters, and the transfer price amounts to US$ 92,654,600.00, which will be canceled in three parts, in accordance to the verification of different preceding conditions. Also, according to the contract, the price will be adjusted if certain events are verified.

On the other hand, the properties subject to the commitment to contract have a total projected value of US$ 11,923,565.00. The terms and conditions of the transfer of these properties will be agreed by the parties in the celebration of the corresponding contract of sale.

Finally, we commit ourselves to communicate in a timely manner to the market, as a Relevant Information Communication, the result of the closing of the transaction.

Sincerely,

___________________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: May 31, 2018